May 16, 2007

Jeffrey Riedler, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:  MEDirect Latino, Inc.
Form 10-K filed October 27, 2006
File No.: 0-51795

Dear Mr. Riedler:

Pursuant to your notification that a supplemental exhibit responding to comment 15 had not been filed electronically, the Company has contacted its EDGAR filer and requested that the chart reflecting the computation of weighted average of shares of the Company be filed as a supplemental exhibit.

If you have any questions in this regard, please do not hesitate to contact us.

Very truly yours,

/s/ Debra L. Towsley
President

2101 West Atlantic Boulevard, Suite #101, Pompano Beach, Florida 33069
Telephone: (954) 321-3540 Facsimile: (954) 321-3507